Issuer Free Writing Prospectus, dated as of November 10, 2008	Filed pursuant to Rule 433 Registration File No. 333-155100 Supplementing the Preliminary Prospectus Supplement dated November 10, 2008, and the Prospectus dated November 6, 2008
Las Vegas Sands Corp.
Concurrent Offerings of
Shares of Common Stock, par value $0.001 per share
(the “Common Stock Offering”)
and
Units consisting of 10% Series A Cumulative Perpetual Preferred Stock and
Warrants to purchase common stock
(the “Units Offering”)
This pricing supplement relates only to the concurrent offerings of common stock, 10% Series A Cumulative Perpetual Preferred Stock and warrants to purchase common stock, and should be read together with (1) the preliminary prospectus supplement, dated November 10, 2008, relating to the offerings, including the documents incorporated therein by reference and (2) the related base prospectus, dated November 6, 2008, each filed pursuant to Rule 424(b) under the Securities Act, Registration Statement No. 333-155100.

Issuer:	Las Vegas Sands Corp.

Common stock symbol:	NYSE: LVS

Last Reported Sale Price per Share of the Common Stock on the New York Stock Exchange as of November 10, 2008:	$8.00

Common Stock Offering

Title of Securities:	Common stock, par value $0.001 per share, of the Issuer.

Shares Offered and Sold:	181,818,182 shares (200,000,000 shares if the underwriters exercise in full their option to purchase additional shares).

Public Offering Price per Share:	$5.50

Units Offering

Units:	Units each consisting of one share of 10% Series A Cumulative Perpetual Preferred Stock, liquidation preference $100 per share (the “Series A Preferred Stock”), and one warrant to purchase 16.6667 shares of common stock (the “Warrants”)

Number of Units Offered:	5,196,300 units offered to the public

Public Offering Price per Unit:	$100.00

Series A Preferred Stock

Dividends:	Cumulative dividends payable quarterly in arrears in cash at a rate of 10% per annum on each February 15, May 15, August 15 and November 15, beginning February 15, 2009.

Issuer Redemption:	Prior to November 15, 2011, the Issuer may not redeem any shares of Series A Preferred Stock. On or after November 15, 2011, the Issuer may, at its option, redeem, in whole at any time or in part from time to time, the shares of Series A Preferred Stock at the time outstanding, at a redemption price equal to the sum of (i) $110 per share and (ii) the accrued and unpaid dividends thereon (including, if applicable, dividends on such amount), whether or not declared, to the redemption date.

Mandatory Gaming Redemption:	If any gaming authority requires that a holder or beneficial owner of the Series A Preferred Stock or the Warrants must be licensed, qualified or found suitable under any applicable gaming laws in order to maintain any gaming license or franchise of the Issuer or any of its subsidiaries under any applicable gaming laws, and the holder or beneficial owner fails to apply for a license, qualification or finding of suitability within 30 days after being requested to do so by the gaming authority (or within such period that may be required by such gaming authority) or if such holder or beneficial owner is denied such license or qualification or found not to be suitable, the Issuer shall have the right, at its option, (1) to require such holder or beneficial owner to dispose of such holder’s or beneficial owner’s securities within 30 days of receipt of such finding by the applicable gaming authority (or such time as may be required by the applicable gaming authority) or (2) to call for redemption the securities of such holder or beneficial owner at a redemption price equal to (i) the lesser of (a) the price at which such holder or beneficial owner acquired the securities or (b) the fair market value of the securities as determined in good faith by the board of directors of the Issuer, together with, in each case, accrued and unpaid dividends to the earlier of the date of redemption or such earlier date as may be required by the gaming authority or the date of the finding of unsuitability by such gaming authority if so ordered by such gaming authority or (ii) such other price as may be ordered by the gaming authority.

Warrants

Shares Underlying:	Each Warrant may be exercised for 16.6667 shares of common stock, subject to adjustment as described in the Preliminary Prospectus Supplement.

Exercise Price:	$6.00 per share of common stock, subject to adjustment.

Expiration Date:	November 16, 2013.

Ownership Limitations:	The Warrant Agreement provides that the Warrants are not exercisable such that the Warrant holder would become the holder of 5.0% or more of our outstanding common stock unless such Warrant holder either (i) is an institutional investor under the gaming regulations of the State of Pennsylvania or (ii) has complied with any license requirements, or obtained a waiver from the licensing requirements, under the State of Pennsylvania.

Exercise and Registration	To deliver shares upon any “cash exercise” of warrants, the Issuer will need to have an effective registration statement and be able to deliver a prospectus. The Issuer has agreed to use its commercially reasonable efforts to keep a registration statement effective, subject to certain blackout periods, but it cannot be certain that it will be able to do so. If you exercise your warrants by paying cash for the exercise price during a blackout period or other period in which a registration statement is not effective, you will not be able to receive registered shares and may not be able to receive any shares (including unregistered shares). A registration statement is not required to deliver registered shares upon (1) exercise of warrants by using the Series A preferred shares to pay the exercise price or (2) cashless exercise of warrants by withholding shares of common stock to pay the exercise price (net share settlement).

Risks Related to Pennsylvania Gaming Regulations	Under the Pennsylvania Race Horse Development and Gaming Act, or the “Gaming Act,” any person who holds a “controlling interest” in our outstanding voting securities may be required to be licensed by the Pennsylvania Gaming Control Board, or the “PaGCB.” Pursuant to the Gaming Act, any person who holds 5% or more of our outstanding voting securities is presumed to hold a controlling interest in our voting securities. In the absence of a waiver or other exemption, that holder will be required to obtain a principal’s license. Licensing requires, among other things, that the applicant establish by clear and convincing evidence the applicant’s good character, honesty and integrity. Pursuant to the terms of the Series A preferred stock, if any holder of shares of Series A preferred stock acquires voting rights as a result of a default in the payment of dividends on the Series A preferred stock or other corporate actions by us, that holder will become subject to these regulations and be required either to file an application for a principal’s license or to file for a waiver, including a waiver as an institutional investor if the holder meets the definition of institutional investor set forth below, if the shares of Series A preferred stock, combined with any other voting stock held by that holder represent 5% or more of our total outstanding voting securities. In addition, any beneficial owner of any of our securities, regardless of the number of securities beneficially owned, may be required at the discretion of the PaGCB to file an application for licensure or, alternatively, file a waiver application.

Any holder of our voting securities that is an “institutional investor,” which is generally defined under the Gaming Act as any retirement fund administered for federal, state or local employees, registered investment companies, collective investment trust organized by banks, closed end investment trust, chartered or licensed life or property and casualty insurance company, banking and other chartered or licensed lending institution, registered investment advisor and any other person that the PaGCB may determine consistent with the Gaming Act, and owns 5% or more, but less than 10% of our outstanding voting securities, that holder will be eligible to receive a waiver of the licensing requirements as a principal by requesting a waiver on a form prescribed by the PaGCB that includes a certification that it is a passive investor with no intention of influencing or affecting, directly or indirectly, the affairs of the Company.

The warrant agreement governing the warrants to be issued in this offering provides that the warrants are not exercisable such that the warrant holder would become the holder of 5.0% or more of our outstanding common stock unless such warrant holder either (i) is an institutional investor under the Gaming Act or (ii) has complied with any license requirements, or obtained a waiver from the licensing requirements, under the Gaming Act.

Concurrent Offering

Concurrent Units Offering:	The Issuer is also offering units comprised of 5,250,000 shares of 10% Series A Preferred Stock and accompanying Warrants to purchase shares of our common stock to a member of the Adelson family. The preferred stock and warrants will contain substantially the same terms as the preferred stock and warrants offered to the public.

Concurrent Units Offering Price:	$100 per unit, for an aggregate price of $525,000,000

Conversion of Convertible Senior Notes:	Concurrently with the offering of the Series A Preferred Stock and Warrants to the public, we will enter into a Note Conversion and Securities Purchase Agreement with Dr. Miriam Adelson, the wife of Sheldon G. Adelson, our principal stockholder, chairman and chief executive officer, pursuant to which Dr. Adelson will convert upon the closing of this offering the $475.0 million in aggregate principal amount of convertible senior notes that she purchased from us on September 30, 2008, into approximately 86,363,636 shares of our common stock pursuant to the terms of the indenture governing the convertible senior notes at a conversion price of $5.50 per share.

Additional Information

Use of Proceeds:	We estimate that the net proceeds from the sale of the Series A Preferred Stock and warrants will be approximately $503 million, after deducting the underwriter’s discounts and commissions and estimated offering expenses. We estimate that the net proceeds from the sale of our common stock (other than upon the exercise of the warrants) will be approximately $959 million after deducting the underwriter’s discounts and commissions and estimated offering expenses, and approximately $1,055 million if the underwriter’s option to purchase additional shares of common stock is exercised in full. We estimate that the net proceeds from the sale of the Series A Preferred Stock and warrants to a member of the Adelson family will be approximately $524.5 million, after deducting estimated offering expenses. We could receive proceeds of up to approximately $1,044.6 million from the issuance of shares of our common stock upon the exercise of the warrants offered in this offering if the holders of such warrants (including Dr. Adelson) elect to exercise the cash settlement feature.

Sole Book-Running Manager:	Goldman, Sachs & Co.

Pricing Date:	November 10, 2008

Trade Date:	November 10, 2008

Settlement Date:	November 14, 2008

Listing:	None

Lock Up Arrangements	The following disclosure regarding lock-ups executed by the company, our executive officers, directors and certain stockholders clarifies the corresponding disclosure found on pages S-39 and S-40 of the preliminary prospectus supplement:
The company, our executive officers, directors and certain stockholders have agreed with the underwriter, subject to certain exceptions, not to offer, sell, contract to sell or otherwise dispose of, except as provided below, any securities of the company that are substantially similar to the units, preferred stock or common stock of the company, including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive, preferred stock or common stock or any such substantially similar securities; provided, that our principal stockholder and the trusts established for the benefit of our principal stockholder will only be restricted from transferring or disposing of shares of preferred stock. Each of the agreements contain certain exceptions from the restrictions on transfer and disposition, including gifts and charitable donations, and any transfers pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date of this prospectus (or issued or to be issued pursuant to employee stock option plans existing on the date of this prospectus). The following lock-up periods shall apply to these agreements:

•	for our principal stockholder and the trusts established for the benefit of our principal stockholder and/or his family, from the date of the prospectus continuing through the first anniversary of the date of this prospectus; and

•	for the company, our executive officers and the members of our board of directors (other than our principal stockholder), from the date of the prospectus continuing through the date that is 90 days after the date of this prospectus.

In each case, Goldman, Sachs & Co. in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

The Issuer has filed a registration statement (including a prospectus dated as of November 6, 2008 and a preliminary prospectus supplement dated November 10, 2008) with the Securities and Exchange Commission, or SEC, for the offerings to which this communication relates. Before you invest, you should read the relevant preliminary prospectus supplement, the accompanying prospectus and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies may be obtained by calling Goldman, Sachs & Co. toll-free at 866-471-2526.

This communication should be read in conjunction with the preliminary prospectus supplement dated November 10, 2008 and the accompanying prospectus. The information in this communication supersedes the information in the relevant preliminary prospectus supplement and the accompanying prospectus to the extent inconsistent with the information in such preliminary prospectus supplement and the accompanying prospectus.
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